Filed by MeadWestvaco Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MeadWestvaco Corporation and Rock-Tenn Company
Commission File No.: 001-31215

Excerpts from MeadWestvaco Corporation First Quarter 2015 Earnings Call

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "could," "should," "would," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "prospects," "potential" and "forecast," and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. RockTenn and MWV caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the ability to obtain regulatory and shareholder approvals and satisfy the other conditions to the closing of the transaction, the successful closing of the transaction and the integration of RockTenn and MWV as well as opportunities for operational improvement including but not limited to cost reduction and capital investment, the value of merging the U.S. pension plans of the companies, the strategic opportunity and perceived value to RockTenn's shareholders and MWV's stockholders of the transaction, the transaction's impact on, among other things, the combined company's prospective business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings. With respect to these statements, RockTenn and MWV have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; whether and when the spin-off of MWV specialty chemicals will occur; economic, competitive and market conditions generally; volumes and price levels of purchases by customers; competitive conditions in RockTenn and MWV's businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, RockTenn and MWV's businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, decreases in demand for their products; increases in energy, raw materials, shipping and capital equipment costs; reduced supply of raw materials; fluctuations in selling prices and volumes; intense competition; the potential loss of certain customers; the scope, costs, timing and impact of any restructuring of our operations and corporate and tax structure; and adverse changes in general market and industry conditions. Such risks and other factors that may impact management's assumptions are more particularly described in RockTenn's and MWV's filings with the Securities and Exchange Commission, including under the caption "Business – Forward-Looking Information" and "Risk Factors" in RockTenn's Annual Report on Form 10-K for the fiscal year ended September 30, 2014 and "Management's discussion and analysis of financial condition and results of operations – Forward-looking Statements" and "Risk factors" in MWV's Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The information contained herein speaks as of the date hereof and neither RockTenn nor MWV have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.
NO OFFER OR SOLICITATION
The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving MWV and RockTenn will be submitted to the respective shareholders of MWV and RockTenn for their consideration. In connection with the proposed transaction, RockTenn has caused a newly formed holding company, Rome-Milan Holdings, Inc. to file with the SEC a preliminary registration statement on Form S-4, which includes a draft preliminary prospectus with respect to the shares to be issued in the proposed transaction and a preliminary joint proxy statement for the shareholders of MWV and RockTenn (the "Joint Proxy Statement"), and which is expected to be declared "effective" by the SEC at a later date (the "Registration Statement"). Once effective, each of MWV and RockTenn will mail the definitive Joint Proxy Statement to their respective shareholders and may file other documents regarding the proposed transaction with the SEC. The Registration Statement and the Joint Proxy Statement will contain important information about the proposed transaction and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by MWV or RockTenn with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its corporate website at www.mwv.com.
PARTICIPANTS IN THE SOLICITATION
MWV, RockTenn, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about RockTenn's directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014, and information about MWV's directors and executive officers is set forth in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2014. These documents are available free of charge from the sources indicated above, from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its website at www.mwv.com.
Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Joint Proxy Statement and other relevant materials RockTenn and MWV intend to file with the SEC.
EXCERPTS
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John Luke - MeadWestvaco Corporation - Chairman & CEO:
Our earnings improvement, compared to last year, reflects clear benefits we continue to generate from our commercial strategies, operating excellence initiatives, and cost reduction actions; and our outlook is positive as we fully expect to carry this momentum into our merger with RockTenn.
As we prepare to create the premier global packaging company, there is tremendous excitement and both companies and in our markets, about the complementary capabilities and the opportunities before us to serve the growing global packaging marketplace. Our engagement and planning over the last three months, on both strategy and synergy matters, further validate the strength of our combination, which is on track to be completed in the current quarter.
On synergies, let me just note that we are making excellent progress towards our stated goals, and as we work together, we've identified additional opportunities that I'm confident Steve will share at an appropriate time in the future. Overall, everything that we are seeing gives us great confidence that the combined company will generate very attractive long-term shareholder returns.
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John Luke - MeadWestvaco Corporation - Chairman & CEO:
And we remain on track to spin off our Specialty Chemicals business this year. As we do so, we continue to execute on our plans to expand our successful automotive carbon business by adding capacity around the world to fully capture the growth opportunities that exist. These activities, and others not mentioned, not only contribute to our near-term performance, but they'll be an important part of the value we'll create as we join forces with RockTenn.
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John Luke - MeadWestvaco Corporation - Chairman & CEO:
Before I turn to Bob and Mark for more detail on our performance and strategies in both Packaging and Specialty Chemicals, I'd like to re-emphasize just how excited we are about our value-creating merger with RockTenn, and the value that we'll be creating for our shareholders with the spinoff of Specialty Chemicals. Both are on track and proceeding as expected.
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Bob Beckler - MeadWestvaco Corporation - EVP and President, Packaging:
We expect our near-term performance to continue this trend as we move toward our merger with RockTenn. Since our announcement three months ago, as John emphasized at the outset, we have made substantial progress in preparing for the upcoming launch, and today we are even more confident that the new company we are creating will be unrivaled in its ability to grow with customers around the world.
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Mark Rajkowski - MeadWestvaco Corporation - SVP & CFO:
Our continued commercial and operational execution and cost savings progress not only delivered solid performance in the first quarter, but also provides us with good momentum that we expected to build on throughout the year as part of our new company.
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Mark Rajkowski - MeadWestvaco Corporation - SVP & CFO:
As we look ahead, we are excited about the performance momentum and the financial strength that we are bringing to our merger with RockTenn. We expect the combination to be completed in the second quarter, following approvals from the SEC and both companies' shareholders. Since this will be our last quarterly report as a standalone company, we are providing specific outlook information by segment. That said, we do expect MWV's businesses to continue their trajectory of earnings growth and margin expansion throughout 2015 and beyond, with further commercial successes in our end markets, and additional benefits from operating excellence and cost reduction initiatives.
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John Luke - MeadWestvaco Corporation - Chairman & CEO:
As Mark mentioned, we expect this to be our last quarterly call before merging with RockTenn. All of us at MWV greatly appreciate the support that we've received from our shareholders and others in the investment community, and the time, interest, and attention you've dedicated to understanding our strategy and performance. We look forward to advancing that strategy as part of a new stronger company that will be the true leader in the global packaging marketplace.
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Mark Connelly - CLSA Limited – Analyst:
Thank you, John. Two things, first can you talk about how you're think about the Health & Beauty portfolio in the context of this reluctant consumer?  You've got some high-end stuff and you've got some lower-end stuff. I'm just wondering whether you're shifting your priorities to roll things out into the market to catch the consumer that's actually opening their wallet?
John Luke - MeadWestvaco Corporation - Chairman & CEO:
I think you can -- there is a very strong focus, Mark, with the leadership we have had in place in that business to do exactly what you're saying. They are very in tune with the market, working with customers that are in tune with the market, focusing, as I've commented, on innovative solutions, and the results for the quarter reflect a trend and speak for themselves. Obviously, we are all assessing consumers in a variety of categories, but I think the momentum there is strong, and the market as well understood, and I think you've heard -- you and others have heard Steve Voorhees speak to the power of this business as being a part of the overall consumer packaging business in the new company.
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George Staphos - BofA Merrill Lynch – Analyst:  Is there a way to size what the profit opportunity might be over a two or a four year period? And relative to demand trends in Bristol, what have you seen in these markets -- de-risk maybe doubling down on a market where volume growth is actually dissipating and how do you deal with the risks there?
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Mark Rajkowski - MeadWestvaco Corporation - SVP & CFO:  And from a profitability perspective, obviously, it's very attractive, and we are still working through that as we look at how we optimize the platform across NewCo, so that's work that's underway, but it is a very attractive opportunity from a profitability perspective as well.
Bob Feeser - MeadWestvaco Corporation - EVP, Global Operations:  Yes. And just to build on Mark's point, there, the timing of this actually couldn't be any better. With the expanded SBS system, that will come as a result of the merger with RockTenn, we have many more opportunities to fully optimize this system with the Carolina opportunity.
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Bob Feeser - MeadWestvaco Corporation - EVP, Global Operations: One last point on this, again, related to the merger that we are excited about, is this opportunity that we will have with the NewCo to really have all of the major paperboard substrates, and have an opportunity to manage that portfolio of substrates holistically to the benefit of our customers, but also managing it in regard to the trends that we see happening globally around capacity.
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Mark Wilde - BMO Capital Markets – Analyst: Okay. And would you ever see the potential of bringing any of that idle capacity down at Evadale back into the market, or is that kind of off the table?
Bob Feeser - MeadWestvaco Corporation - EVP, Global Operations:  We're continuing to monitor that and look at the overall system. Certainly with the RockTenn merger, we're bringing into the Demopolis mill into the overall SBS system, so that certainly another factor that we'll be looking at. But certainly, if it makes sense economically for the system for us to go ahead and bring that machine back into paperboard, that'll be something that we'll definitely take a look at.
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Chip Dillon - Vertical Research Partners – Analyst:  Yes. Good morning and again great working with all of you. Good luck on the transition. Thank you. I had a question for Bob Beckler, you know, as you look at the combined system for packaging solutions that both you and RockTenn have, one thing we see is a lot, I believe, a lot less vertical integration into folding cartons, if you compared it to say container board and corrugated boxes. And could you just update us on where you all are in the process, at least in the US, in terms of how much of your board is integrated into folding carton plants, and do think that there are opportunities to further forward integrate profitably? I know that there are smaller competitors that are doing just that.
Bob Beckler - MeadWestvaco Corporation - EVP and President, Packaging:  Yes. Great question, Chip. Obviously, that's something that we are looking at very carefully as we prepare for the launch of the new company. Let me just say that one thing we are gaining more confidence in is our ability to leverage the combined platform that will come together of material substrates and converting capabilities in the new company. That's just going to increase our efficiency in terms of utilization and, I would just say, more efficient leverage of the converting assets across the system.
We also see that it's going to create some commercial opportunities for us as well, with materials capabilities and technologies that we have around paperboard, crossed with the converting capabilities of RockTenn and the excellent market channel that they have. And so, this is just part of the synergy opportunity that we see in putting the company together that we are just increasingly bullish about as we go forward.
Chip Dillon - Vertical Research Partners – Analyst:  Got you. And it's fair to say, though, that I guess starting out, that if you looked at your board shipments in the US, whether it's CRB, CNK, or SBS, that less than half are being, in essence, converted by RockTenn or MWV facilities, is that fair?

Bob Beckler - MeadWestvaco Corporation - EVP and President, Packaging:  That's fair.

Excerpts from MeadWestvaco Corporation First Quarter 2015 Earnings Call Presentation to Analysts and Investors

Q1 2015 Results*

April 29, 2015

John A. Luke, Jr.
Chairman & Chief Executive Officer

Robert K. Beckler, Ph.D.
Executive Vice President

Robert A. Feeser
Executive Vice President

E. Mark Rajkowski
Senior Vice President & CFO

MWV

* Results presented on a continuing operations basis